

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Scott Hutton
President and Chief Executive Officer
BIODESIX INC
2970 Wilderness Place, Suite 100
Boulder, CO 80301

  Re: BIODESIX INC
   Registration Statement on Form S-3
   Filed June 6, 2022
   File No. 333-265448

Dear Mr. Hutton:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Samir A. Gandhi, Esq.